Filed Pursuant to Rule 433

Dated January 22, 2020

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplements

dated January 21, 2020 and the

Prospectus dated January 21, 2020

Registration No. 333-235991

Elanco Animal Health Incorporated

Concurrent Offerings of

22,694,732 Shares of Common Stock
(the “Common Stock Offering”)

and

11,000,000 5.00% Tangible Equity Units
(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) (a) in the case of investors purchasing in the Common Stock Offering, the preliminary prospectus supplement, dated January 21, 2020, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) or (b) in the case of investors purchasing in the Units Offering, the preliminary prospectus supplement, dated January 21, 2020, relating to the Units Offering (the “Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectuses Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated January 21, 2020, included in the Registration Statement (File No. 333-235991), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement.

Issuer:	Elanco Animal Health Incorporated, an Indiana corporation (“Issuer”).

Ticker/Exchange for Common Stock:	ELAN/New York Stock Exchange (“NYSE”).

Pricing Date:	January 22, 2020.

Settlement Date:	January 27, 2020.

Last Reported Sale Price of the Common Stock on the NYSE on Pricing Date:	$32.23

Common Stock Offering

Title of Securities:	Common stock, no par value per share, of Issuer (“Common Stock”).

Number of Shares of Common Stock Offered:	22,694,732 shares (or 24,964,205 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Outstanding Common Stock after Common Stock Offering:

395,706,245 shares (or 397,975,718 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Amounts are based on 373,011,513 shares of Common Stock outstanding as of December 31, 2019. Share numbers and amounts do not reflect shares of Common Stock issuable upon settlement of the Purchase Contracts (as defined below), shares of Common Stock issuable upon exercise or vesting of outstanding equity awards or shares of Common Stock available for issuance under the Company’s stock plan and directors’ deferral plan.

Common Stock Public Offering Price:	$32.00 per share.

Underwriting Discounts and Commissions:	$1.16 per share.

Use of Proceeds from the Common Stock Offering:

The net proceeds from the sale of Common Stock in the Common Stock Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $697.9 million (or approximately $767.9 million if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock). The Issuer intends to use the net proceeds from the Common Stock Offering to pay a portion of the consideration for the Acquisition (as defined in the Common Stock Preliminary Prospectus Supplement), repay indebtedness outstanding under the Issuer’s existing term loan facility and to pay fees and expenses related to the Transactions (as defined in the Common Stock Preliminary Prospectus Supplement). Certain of the underwriters and/or their affiliates are lenders under the Issuer’s existing term loan facility and will receive a portion of the net proceeds from the Common Stock Offering. If the Acquisition is not consummated, the Issuer intends to use the net proceeds from the Common Stock Offering for general corporate purposes.

Bookrunners:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC BofA Securities, Inc.

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Mizuho Securities USA LLC MUFG Securities Americas Inc. Stifel, Nicolaus & Company, Incorporated

Units Offering

Title of Securities:	5.00% Tangible Equity Units (the “Units”).

Number of Units Offered:	11,000,000 Units.

Stated Amount/Public Offering Price:	$50.00 per Unit.

Composition of Units:

Each Unit is composed of two parts:

•             a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

•             a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $7.2007 per Amortizing Note, bears interest at a rate of 2.75% per annum and has a final installment payment date of February 1, 2023.

Fair Market Value of the Units:	Issuer has determined that the fair market value of each Purchase Contract is $42.7993 and the fair market value of each Amortizing Note is $7.2007.

Reference Price:

$50.00 divided by the then applicable Maximum Settlement Rate (as defined below) (the “Reference Price”), which is initially approximately equal to the Common Stock Public Offering Price per share in the concurrent Common Stock Offering described above.

Threshold Appreciation Price:

$50.00 divided by the then applicable Minimum Settlement Rate (as defined below) (the “Threshold Appreciation Price”), which is initially approximately $38.40 and represents a premium of approximately 20% over the Reference Price.

Minimum Settlement Rate:	1.3021 shares of Common Stock per Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus Supplement (the “Minimum Settlement Rate”).

Maximum Settlement Rate:	1.5625 shares of Common Stock per Purchase Contract, subject to adjustment as described in the Units Preliminary Prospectus Supplement (the “Maximum Settlement Rate”).

Settlement Rate:

The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the “mandatory settlement date” (as defined in the Units Preliminary Prospectus Supplement), determined using the hypothetical “applicable market value” (as defined in the Units Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)

Less than the Reference Price	The Maximum Settlement Rate	Less than $50.00

Less than or equal to the Threshold Appreciation Price but greater than or equal to the Reference Price	A number of shares of Common Stock equal to $50.00, divided by the applicable market value	$50.00

Greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $50.00

Early Settlement Upon a Fundamental Change:

The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Stock Price
Effective Date	$10.00	$20.00	$25.00	$32.00	$35.00	$38.40	$45.00	$60.00	$70.00	$80.00	$90.00	$100.00
January 27, 2020	1.5327	1.4646	1.4202	1.3688	1.3519	1.3364	1.3149	1.2925	1.2871	1.2846	1.2835	1.2830
May 1, 2020	1.5365	1.4731	1.4279	1.3740	1.3562	1.3397	1.3171	1.2938	1.2884	1.2861	1.2851	1.2846
August 1, 2020	1.5399	1.4818	1.4359	1.3794	1.3604	1.3429	1.3190	1.2950	1.2897	1.2875	1.2866	1.2862
November 1, 2020	1.5430	1.4908	1.4445	1.3851	1.3649	1.3462	1.3208	1.2961	1.2909	1.2889	1.2881	1.2877
February 1, 2021	1.5458	1.5002	1.4539	1.3912	1.3695	1.3494	1.3223	1.2970	1.2920	1.2902	1.2895	1.2893
May 1, 2021	1.5482	1.5097	1.4637	1.3975	1.3742	1.3525	1.3236	1.2977	1.2931	1.2915	1.2910	1.2908
August 1, 2021	1.5505	1.5199	1.4750	1.4047	1.3793	1.3556	1.3245	1.2982	1.2941	1.2929	1.2925	1.2924
November 1, 2021	1.5527	1.5301	1.4875	1.4129	1.3847	1.3585	1.3248	1.2986	1.2952	1.2943	1.2941	1.2940
February 1, 2022	1.5547	1.5402	1.5018	1.4223	1.3906	1.3611	1.3242	1.2988	1.2963	1.2957	1.2956	1.2956
May 1, 2022	1.5566	1.5492	1.5176	1.4334	1.3969	1.3629	1.3222	1.2989	1.2974	1.2972	1.2972	1.2972
August 1, 2022	1.5586	1.5565	1.5361	1.4486	1.4045	1.3630	1.3177	1.2993	1.2989	1.2988	1.2988	1.2988
November 1, 2022	1.5605	1.5605	1.5547	1.4732	1.4139	1.3576	1.3090	1.3005	1.3005	1.3005	1.3005	1.3005
February 1, 2023	1.5625	1.5625	1.5625	1.5625	1.4286	1.3021	1.3021	1.3021	1.3021	1.3021	1.3021	1.3021

The exact stock price and effective date may not be set forth in the table above, in which case:

•             if the applicable stock price is between two stock prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•             if the applicable stock price is greater than $100.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•             if the applicable stock price is less than $10.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 1.5625, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

Early Mandatory Settlement at Issuer’s Election:

Issuer has the right to settle all, but not less than all, outstanding Purchase Contracts on or after November 1, 2020, on a date fixed by Issuer as described in the Units Preliminary Prospectus Supplement at the “early mandatory settlement rate,” which will be the Maximum Settlement Rate as of the notice date (as defined in the Units Preliminary Prospectus Supplement).

Initial Principal Amount of Amortizing Notes:	$7.2007 per Amortizing Note. $79,207,700 in aggregate.

Installment Payment Dates:	Each February 1, May 1, August 1 and November 1, commencing on May 1, 2020, with a final installment payment date of February 1, 2023.

Payments on the Amortizing Notes:

The Amortizing Notes will pay holders equal quarterly cash installments of $0.6250 per Amortizing Note (except for the May 1, 2020 installment payment, which will be $0.6528 per Amortizing Note), which cash payment in the aggregate per year will be equivalent to 5.00% per year with respect to each $50.00 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 2.75% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
May 1, 2020	$0.6011	$0.0517
August 1, 2020	$0.5796	$0.0454
November 1, 2020	$0.5836	$0.0414
February 1, 2021	$0.5876	$0.0374
May 1, 2021	$0.5917	$0.0333
August 1, 2021	$0.5957	$0.0293
November 1, 2021	$0.5998	$0.0252
February 1, 2022	$0.6040	$0.0210
May 1, 2022	$0.6081	$0.0169
August 1, 2022	$0.6123	$0.0127
November 1, 2022	$0.6165	$0.0085
February 1, 2023	$0.6207	$0.0043

Repurchase of Amortizing Notes at the Option of the Holder:

If Issuer elects to settle the Purchase Contracts early, holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date (as defined in the Units Preliminary Prospectus Supplement), plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 2.75% per annum.

Underwriting Discounts and Commissions:	$1.8125 per Unit.

Use of Proceeds from the Units Offering:

The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $528.1 million. The Issuer intends to use the net proceeds from the Units Offering to pay a portion of the consideration for the Acquisition (as defined in the Units Preliminary Prospectus Supplement), repay indebtedness outstanding under the Issuer’s existing term loan facility and to pay fees and expenses related to the Transactions (as defined in the Units Preliminary Prospectus Supplement). Certain of the underwriters and/or their affiliates are lenders under the Issuer’s existing term loan facility and will receive a portion of the net proceeds from the Units Offering. If the Acquisition is not consummated, the Issuer intends to use the net proceeds from the Units Offering for general corporate purposes.

Bookrunners:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC BofA Securities, Inc.

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Mizuho Securities USA LLC MUFG Securities Americas Inc. Stifel, Nicolaus & Company, Incorporated

Listing:

The Issuer has applied to list the Units on the NYSE under the symbol “ELAT,” subject to satisfaction of minimum listing standards. However, the Issuer can give no assurance that the Units will be approved for listing. If the Units are approved for listing, the Issuer expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	28414H 202

ISIN for the Units:	US28414H2022

CUSIP for the Purchase Contracts:	28414H 301

ISIN for the Purchase Contracts:	US28414H3012

CUSIP for the Amortizing Notes:	28414H AK9

ISIN for the Amortizing Notes:	US28414HAK95

Conflict of Interest

An affiliate of BofA Securities, Inc., an underwriter of the Common Stock Offering and the Units Offering, holds a portion of the Issuer’s existing term loan facility, and, in connection with the repayment of the Issuer’s existing term loan facility following the completion of the Common Stock Offering and the Units Offering, it is expected that this affiliate of BofA Securities, Inc. will receive more than 5% of the aggregate net proceeds of the Common Stock Offering and the Units Offering.  As a result, BofA Securities, Inc. is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121.  Accordingly, the Common Stock Offering and the Units Offering will each be made in compliance with the applicable provisions of FINRA Rule 5121.  Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the Common Stock Offering or the Units Offering.  In accordance with FINRA Rule 5121(c), no sales of the shares in the Common Stock Offering or the Units Offering will be made to any discretionary account over which BofA Securities, Inc. exercises discretion without the prior specific written approval of the account holder.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the SEC for the Common Stock Offering and the Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable Preliminary Prospectus Supplement and the accompanying prospectus if you request them by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Citigroup Global Markets Inc. toll free at 1-800-831-9146, or J.P. Morgan Securities LLC at 1-866-803-9204.

The information in this pricing term sheet supersedes the information in the applicable Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and accompanying prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to, and should be read in conjunction with, the applicable Preliminary Prospectus Supplement and accompanying prospectus, which were filed with the SEC pursuant to Rule 424 and are available here and here.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.